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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                           Regency Centers Corporation
                                (Name of Issuer)

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                                  Common Stock
                         (Title of Class of Securities)

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                                    758849103
                                 (CUSIP NUMBER)

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                           Robert C. Dinerstein, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 821-3000
(Name, address and telephone number of person authorized to receive notices and communications)

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                                  May 6, 2004
             (Date of Event That Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1     Name of Reporting Person

UBS AG

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2     Check the Appropriate Box if a Member of a Group

a   /  /
b  /  /

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3     SEC USE ONLY

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4     Source of Funds

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5     Check box if disclosure of legal proceedings is required pursuant to Item
      2(d) or 2(e)


/  /

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6     Citizenship or Place of Organization

Switzerland

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Number of Shares Beneficially Owned by Each Reporting Person With:

         7.  Sole Voting Power:             0
         8.  Shared Voting Power:           0
         9.  Sole Dispositive Power:        0
         10.  Shared Dispositive Power:     0

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares


/  /

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13    Percent of Class Represented by Amount in Row (11)

0.0%

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14    Type of Reporting Person


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1     Name of Reporting Person

UBS Americas Inc.

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2     Check the Appropriate Box if a Member of a Group

a   /  /
b  /  /

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3        SEC USE ONLY

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4        Source of Funds

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5     Check box if disclosure of legal proceedings is required pursuant to Item
      2(d) or 2(e)


/  /

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6        Citizenship or Place of Organization

Delaware

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Number of Shares Beneficially Owned by Each Reporting Person With:

         7.  Sole Voting Power:             0
         8.  Shared Voting Power:           0
         9.  Sole Dispositive Power:        0
         10.  Shared Dispositive Power:     0

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

0

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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares


/  /

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13       Percent of Class Represented by Amount in Row (11)

0.0%

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14       Type of Reporting Person

OO

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Item 1. Security and Issuer

Common Stock

Regency Centers Corporation
121 West Forsyth St.
Jacksonville, FL  32202

Item 2. Identity and Background

UBS AG and UBS Americas Inc.

Principal business: UBS AG is a major international banking and financial firm. UBS AG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

UBS Americas Inc.'s principal business office is located at:
677 Washington Blvd.
Stamford, CT  06901

UBS AG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). UBS AG was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was working capital of UBS AG and the affiliates that purchased the subject securities.

Item 4. Purpose of Transaction

UBS AG has liquidated its entire position in the Issuer's securities. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the date of the event requiring the filing of this schedule, UBS AG beneficially owns 0 shares of Common Stock of Regency Centers Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist UBS AG and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None



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                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         UBS AG

                                         By:   /s/ Robert C. Dinerstein
                                         Robert C. Dinerstein
                                         Managing Director


                                         By:   /s/ Per Dyrvik
                                         Per Dyrvik
                                         Managing Director

                                         UBS Americas Inc.

                                         By:   /s/ Robert C. Dinerstein
                                         Robert C. Dinerstein
                                         Managing Director


                                         By:   /s/ Per Dyrvik
                                         Per Dyrvik
                                         Managing Director

Date: May 19, 2004



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                        AGREEMENT TO MAKE A JOINT FILING

         UBS AG and UBS Americas Inc. each agrees that this Schedule 13D (including all amendments hereto) is filed by and on behalf of each such party.

                                            UBS AG

                                            By:   /s/ Robert C. Dinerstein
                                            Robert C. Dinerstein
                                            Managing Director


                                            By:   /s/ Per Dyrvik
                                            Per Dyrvik
                                            Managing Director

                                            UBS Americas Inc.

                                            By:   /s/ Robert C. Dinerstein
                                            Robert C. Dinerstein
                                            Managing Director


                                            By:   /s/ Per Dyrvik
                                            Per Dyrvik
                                            Managing Director

Date: May 19, 2004





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